Exhibit 99.1

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

24 July 2014

INTERIM RESULTS FOR SIX MONTHS TO 30 JUNE 2014

Reed Elsevier, the global professional information company, reports continued underlying growth in revenue, operating profit and earnings in the first half of 2014.

Financial highlights

•     Underlying revenue growth +4% (+3% excluding exhibition cycling); H1 total £2,847m/€3,473m

•     Underlying adjusted operating profit growth +5%; H1 total £860m/€1,049m

•     Adjusted EPS growth at constant currencies +11%

•     Adjusted EPS for Reed Elsevier PLC 27.8p (26.5p); for Reed Elsevier NV €0.52 (€0.48)

•     Reported EPS for Reed Elsevier PLC 20.0p (22.0p); for Reed Elsevier NV €0.39 (€0.42)

•     Interim dividend growth for Reed Elsevier PLC +5% to 7.00p; for Reed Elsevier NV +14% to €0.151

•     Leverage 2.3x EBITDA pensions and lease adjusted (1.8x unadjusted), in line with prior years

Operational and strategic highlights

•     Underlying revenue and profit growth across all major business areas

•     Improvement in profitability driven by process innovation and portfolio reshaping

•     Improvement in business profile; electronic & face-to-face 84% of H1 revenue, underlying growth +5-7%

•     Strong financial position and cash conversion

•     £400m of share buybacks completed in H1 2014; further £200m to be deployed in remainder of 2014

Commenting on the results, Anthony Habgood, Chairman, said:

“Reed Elsevier grew underlying revenue, operating profit and earnings in the first half of 2014, and continues to execute on its strategic and financial priorities. We are recommending a 5% increase in the interim dividend for Reed Elsevier PLC and a 14% increase for Reed Elsevier NV, which, in combination, are broadly in line with adjusted earnings per share growth at constant currencies.”

Chief Executive Officer, Erik Engstrom, commented:

“In the first half we continued the transformation of our business, adding datasets and analytics and building out our leading global platforms, primarily through organic development.”

“Our financial position and cash flow profile remain strong, and in the first half we have deployed £400m on share buybacks, leaving a further £200m to be completed in the remainder of the year.”

“Underlying trends in our business continue to be positive as we enter the second half, and we remain confident that we will deliver another year of underlying revenue, profit, and earnings growth in 2014.”

Reed Elsevier 2014 I Interim Results     2

REED ELSEVIER FINANCIAL AND OPERATIONAL HIGHLIGHTS

Reed Elsevier continued to make good progress against its strategic and financial priorities in the first half of 2014.

Revenue of £2,847m/€3,473m; underlying growth +4% (+3% excluding biennial exhibition cycling): The overall underlying growth rate reflects continued growth of +5-7% in electronic and face-to-face revenues, which accounted for 84% of the first half total, partially offset by continuing print revenue declines.

Adjusted operating profit of £860m/€1,049m; underlying growth +5%: The improvement in profitability reflects a combination of underlying revenue growth, process innovation and portfolio development. Reported operating profit, after amortisation of acquired intangible assets, was up +2% to £697m/+5% to €850m.

Interest and tax: Adjusted net interest expense was £23m/€25m lower at £69m/€84m reflecting the benefits of term debt refinancings and other initiatives over the last 18 months. The adjusted effective tax rate was unchanged at 23.5%.

Adjusted EPS: Growth at constant currencies +11%; first half EPS benefited from timing of term debt refinancing and share buybacks. Reed Elsevier PLC 27.8p (26.5p); Reed Elsevier NV €0.52 (€0.48).

Reported EPS: Reed Elsevier PLC 20.0p (22.0p), Reed Elsevier NV €0.39 (€0.42), reflecting the absence in the first half of 2014 of a non-recurring deferred tax credit recognised in the first half of 2013.

Equalised interim dividend growth for Reed Elsevier PLC +5% to 7.00p; for Reed Elsevier NV +14% to €0.151: The difference in interim dividend growth rates reflects exchange rate movements since July 2013.

Net debt/EBITDA 2.3x on a pensions and lease adjusted basis (unadjusted 1.8x): Net debt was £3.3bn/€4.1bn at 30 June 2014. The adjusted operating cash flow conversion rate was 89% (85%). For the full year we continue to expect a cash conversion rate of over 90%, in line with prior years.

Organic development: In the first half of 2014 we continued to develop our global technology platforms across the business, launch new products and services in both existing and adjacent market segments, and extend our reach in high growth markets and geographies. Capital expenditure as a percentage of revenues was slightly lower at 4.3% (5.0%) due to phasing.

Acquisitions & disposals: We completed 10 small acquisitions of content, data assets and exhibitions in the first half of 2014 for a total consideration of £95m. We also completed the disposal of 6 assets for a total consideration of £26m.

Share buybacks: We previously announced our intention to deploy a total of £600m on share buybacks in 2014 as part of our pragmatic approach to ensuring that the value compounding within the business translates into shareholder value. So far we have completed £400m of this total, leaving a further £200m to be deployed by the end of the year.

FULL YEAR 2014 OUTLOOK

The full year outlook is unchanged. Underlying trends in our business continue to be positive as we enter the second half, and we remain confident that, by continuing to execute on our strategy of delivering improved outcomes to our professional customers, primarily through organic investment, we will deliver another year of underlying revenue, profit, and earnings growth in 2014.

Reed Elsevier 2014 I Interim Results     3

REED ELSEVIER FINANCIAL SUMMARY

	£			€
	Six months ended 30 June			Six months ended 30 June
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Underlying growth rates
Revenue	2,847	3,025	-6%	3,473	3,570	-3%	+4%/+3	%*

Adjusted operating profit	860	870	-1%	1,049	1,027	+2%	+5%
Adjusted operating margin	30.2%	28.8%		30.2%	28.8%

Reported operating profit	697	684	+2%	850	807	+5%

Adjusted net interest expense	(69)	(92)		(84)	(109)

Adjusted profit before tax	791	778	+2%	965	918	+5%

Adjusted tax	(186)	(183)		(227)	(217)
Non-controlling interests	(2)	(3)		(2)	(3)

Adjusted net profit	603	592	+2%	736	698	+5%

Reported net profit	454	509		554	601

Reported net margin	15.9%	16.8%		15.9%	16.8%

Net borrowings	3,278	3,339		4,097	3,906

*	Excluding biennial exhibition cycling

PARENT COMPANIES

	Reed Elsevier PLC					Reed Elsevier NV
	Six months ended 30 June					Six months ended 30 June
	2014		2013		Change	2014	2013	Change	Change at constant currencies
Adjusted earnings per share	27.8	p	26.5	p	+5%	€0.52	€0.48	+8%	+11%
Reported earnings per share	20.0	p	22.0	p	-9%	€0.39	€0.42	-7%	-2%
Ordinary dividend per share	7.00	p	6.65	p	+5%	€0.151	€0.132	+14%

Adjusted and underlying figures are additional performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 26. The reported operating profit figures are set out in note 2 on page 23. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2013 full year average and hedge exchange rates.

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Reed Elsevier 2014 I Interim Results     4

Operating and financial review

BUSINESS AREA ANALYSIS

	£			€
	Six months ended 30 June			Six months ended 30 June
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Change at constant currencies	Underlying growth rates
REVENUE
Scientific, Technical & Medical	971	1,008	-4%	1,184	1,190	-1%	+2%	+3%
Risk Solutions & Business Information**	718	759	-5%	876	896	-2%	+1%	+6%
Legal	668	773	-14%	815	912	-11%	-7%	+1%
Exhibitions	490	485	+1%	598	572	+5%	+9%	+8%†

Total	2,847	3,025	-6%	3,473	3,570	-3%	+1%	+4%/+3%*

ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	348	353	-1%	425	417	+2%	+2%	+3%
Risk Solutions & Business Information**	253	260	-3%	309	307	+1%	+4%	+6%
Legal	111	109	+2%	135	129	+5%	+10%	+5%
Exhibitions	152	150	+1%	185	177	+5%	+12%	+8%
Unallocated items	(4)	(2)		(5)	(3)

Total	860	870	-1%	1,049	1,027	+2%	+5%	+5%

2013 adjusted operating profit by business area has been restated following the adoption of a new method for the allocation of corporate and shared costs

†	includes around two percentage points of positive biennial cycling and timing effects
*	Excluding biennial exhibition cycling

**Risk Solutions & Business Information

Risk Solutions and Business Information have now been combined into one business area. Had the businesses remained separate, the first half results would have been as follows:

	£			€
	Six months ended 30 June			Six months ended 30 June
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Change at constant currencies	Underlying growth rates
Revenue
Risk Solutions	466	473	-2%	569	558	+2%	+7%	+7%
Business Information	252	286	-12%	307	338	-9%	-9%	+5%
Adjusted operating profit
Risk Solutions	200	205	-2%	244	242	+1%	+6%	+7%
Business Information	53	55	-4%	65	65	0%	-1%	+5%

Reed Elsevier 2014 I Interim Results     5

Operating and financial review

Scientific, Technical & Medical

	£			€
	Six months ended 30 June			Six months ended 30 June
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Underlying growth rates
Revenue	971	1,008	-4%	1,184	1,190	-1%	+3%

Adjusted operating profit	348	353	-1%	425	417	+2%	+3%
Adjusted operating margin	35.8%	35.0%		35.8%	35.0%

2013 adjusted operating profit restated following the adoption of a new method for the allocation of corporate and shared costs

Underlying revenue growth accelerated slightly in the first half, reflecting around half a percentage point improvement in the rate of subscription revenue growth in primary research, and moderating declines in print book revenues. Growth in electronic revenues, which now account for 76% of the total, remained strong across all segments.

Underlying revenues grew +3% and underlying adjusted operating profits grew +3%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

In primary research, growth in article submissions and usage remained strong. Subscription revenue growth improved by around half a percentage point, driven by increased volume and new sales.

The volume of “author pays” or “author’s funder pays” articles continued to grow strongly from a small base. We now operate around 100 stand-alone author pays open access journals and over 1,600 subscription journals offer a sponsored article option.

Good revenue growth in scientific databases & tools and electronic clinical solutions was driven by strong new sales across the scientific, technical and medical segments.

Declines in print book sales moderated reflecting stabilisation in the first half in the nursing education segment.

Pharma promotion revenues continued to decline reflecting a combination of format migration and structural changes in the pharmaceutical industry.

Full year 2014 outlook: We expect the improvement in subscription revenue growth rates to continue in the full year, although some uncertainty remains around the trajectory of book sales in the second half.

Reed Elsevier 2014 I Interim Results     6

Operating and financial review

Risk Solutions & Business Information

	£			€
	Six months ended 30 June			Six months ended 30 June
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Underlying growth rates
Revenue	718	759	-5%	876	896	-2%	+6%

Adjusted operating profit	253	260	-3%	309	307	+1%	+6%
Adjusted operating margin	35.2%	34.3%		35.2%	34.3%

2013 adjusted operating profit restated following the adoption of a new method for the allocation of corporate and shared costs

Risk Solutions and Business Information have now been fully combined into one business area. The overall underlying revenue growth rate was maintained in the first half of 2014. Had the businesses remained separate, Risk Solutions and Business information would have reported underlying revenue growth of +7% and +5% respectively (see page 4 for details).

Underlying revenues for the combined business grew +6% and underlying adjusted operating profits grew +6%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and portfolio changes, including the disposal of the pre-employment screening business in Risk Solutions in 2013, and our exit from Marketing Services in Business Information during the first half of 2014.

Strong growth in the insurance segment continued, primarily driven by good take up of new products and services across the insurance workflow, and expansion into adjacent market verticals. The expansion into international markets is progressing well, although the absolute revenue contribution remains small.

Strong growth in Business Services was driven by demand for identity authentication and fraud detection solutions, with particular strength in financial services. As expected, mortgage refinancing volumes were lower.

In Government, the state & local segment saw continued strong growth. Federal government revenues were affected by the lingering effects of the slowdown that occurred in the fourth quarter of 2013, but new sales in the first half reflect a return to more normal levels of activity.

Major Data Services maintained strong underlying revenue growth, driven by Accuity, XpertHR, and ICIS. Earlier this month we completed the spin out of RCD, our lead generation business serving the North American construction industry, into a joint venture. Leading Brands and Other Magazines & Services remained stable.

In the first half we completed the acquisition of a number of data and analytics assets which support our organic growth strategy, including Innovata, a provider of airline schedule data, Tracesmart, a provider of UK public records, and Wunelli, a provider of telematics solutions for the auto industry.

Full year 2014 outlook: The fundamental growth drivers of Risk Solutions & Business Information remain strong, and we expect underlying revenue growth trends to continue for the full year.

Reed Elsevier 2014 I Interim Results     7

Operating and financial review

Legal

	£			€
	Six months ended 30 June			Six months ended 30 June
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Underlying growth rates
Revenue	668	773	-14%	815	912	-11%	+1%

Adjusted operating profit	111	109	+2%	135	129	+5%	+5%
Adjusted operating margin	16.6%	14.1%		16.6%	14.1%

2013 adjusted operating profit restated following the adoption of a new method for the allocation of corporate and shared costs

Underlying revenue trends were unchanged in the first half of 2014 in subdued market conditions. The improvement in first half profitability reflects a combination of process innovation and portfolio reshaping.

Underlying revenues grew +1%, and underlying operating profits grew +5%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and portfolio changes, including the transfer of the US lawyer directory business into a joint venture in November 2013.

The US and European markets remained subdued, although we continued to see good growth in other international markets. Overall revenue trends remained unchanged, with growth in online solutions largely offset by continued print declines.

The roll out of new platform releases continued in the first half, with adoption and usage of new products and solutions progressing well.

Of the two and a half percentage points of margin improvement, around half of a percentage point was timing related, around one percentage point came from process innovation and infrastructure decommissioning, and around one percentage point came from portfolio changes made over the previous twelve months.

Full year 2014 outlook: We will continue the roll out of new platforms and products, and will maintain our focus on process improvement in the second half. Our customer markets remain subdued, however, limiting the scope for underlying revenue growth.

Reed Elsevier 2014 I Interim Results     8

Operating and financial review

Exhibitions

	£			€
	Six months ended 30 June			Six months ended 30 June
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Underlying growth rates
Revenue	490	485	+1%	598	572	+5%	+8%

Adjusted operating profit	152	150	+1%	185	177	+5%	+8%
Adjusted operating margin	31.0%	30.9%		31.0%	30.9%

2013 adjusted operating profit restated following the adoption of a new method for the allocation of corporate and shared costs

In the first half underlying revenue growth rates were maintained in most geographies.

Underlying revenues grew +8%, including around two percentage points of positive biennial cycling and timing effects. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

The US and Japan achieved strong growth. In the US growth was driven by strong demand across our broad portfolio of leading events. Japan saw strong growth in almost all of our major events, driven in part by an increase in foreign exhibitors and the addition of new segments.

Europe saw modest growth overall, with good growth in international events partially offset by continued softness in some domestic events.

Other international markets continued to generate strong growth, albeit slightly below prior year rates in some geographies. In Brazil our leading events continued to see good like for like growth, although revenues for the region overall reflected lower growth rates in the wider economy. China continued to see strong growth in certain sectors, and moderate growth elsewhere. Most other emerging markets continued to grow strongly.

In the first half of 2014 we launched 20 new events, primarily in high growth geographies and sectors, and completed two small acquisitions in Mexico and Australia.

Full year 2014 outlook: We expect the first half trends in underlying revenue growth to continue in the second half. We expect the positive impact of cycling to be around two percentage points of growth for the full year.

Reed Elsevier 2014 I Interim Results     9

Operating and financial review

FINANCIAL REVIEW

Adjusted figures

	£			€
	Six months ended 30 June			Six months ended 30 June
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Change at constant currencies	Underlying growth rates
Adjusted figures
Revenue	2,847	3,025	-6%	3,473	3,570	-3%	+1%	+4%/+3	%*
Operating profit	860	870	-1%	1,049	1,027	+2%	+5%	+5%
Operating margin	30.2%	28.8%		30.2%	28.8%
Profit before tax	791	778	+2%	965	918	+5%	+8%
Net profit	603	592	+2%	736	698	+5%	+9%
Net margin	21.2%	19.6%		21.2%	19.6%

*	Excluding biennial exhibition cycling

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures primarily exclude items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 26.

Underlying revenue growth was +4%, or +3% excluding the effects of biennial exhibition cycling. Reported revenue was £2,847m/€3,473m (2013: £3,025m/€3,570m), down -6% expressed in sterling and down -3% in euros.

The impact of currency movements was to reduce revenues expressed in sterling by -7%, principally due to the strengthening of sterling against the US dollar and the euro. Currency effects reduced revenues expressed in euros by -4%, principally due to the strengthening of the euro against the US dollar.

The impact of disposals completed in 2013 and H1 2014 was to reduce revenues by -4%, partially offset by a +1% increase from acquisitions. There have been disposals in each of our businesses, but the effect is most significant in Legal where Martindale Hubbell, the US lawyer directory business, was spun out into a joint venture in H2 2013 and in Business Information where we made a number of disposals. Disposals will continue to impact reported revenue growth rates in H2 2014.

Underlying adjusted operating profit grew +5%. Total adjusted operating profit was £860m/€1,049m (2013: £870m/€1,027m), down -1% expressed in sterling and up +2% in euros. The impact of disposals was to reduce adjusted operating profit by -1%, offset by a +1% increase from acquisitions. Currency effects decreased adjusted operating profit by -6% expressed in sterling and -3% in euros.

Underlying costs were up +3%, reflecting investment in global technology platforms and launching of new products and services, partly offset by continued process innovation. Total operating costs, including acquisitions and disposals, decreased by -8% expressed in sterling and -5% in euros.

The overall adjusted operating margin of 30.2% was 1.4 percentage points higher than H1 2013. This included a 0.9 percentage point benefit to margin from portfolio changes and a 0.1 percentage point benefit from currency effects.

Interest expense was £69m/€84m (2013: £92m/€109m) reflecting the benefit of term debt refinancings over the last 18 months and currency effects.

Reed Elsevier 2014 I Interim Results     10

Operating and financial review

Adjusted profit before tax was £791m/€965m (2013: £778m/€918m), up +2% expressed in sterling and +5% in euros, and up +8% at constant currencies, reflecting the increase in adjusted operating profits, excluding currency effects, and lower interest expense.

The adjusted effective tax rate on adjusted profit before tax was 23.5%, in line with the prior half year. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, and includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The adjusted net profit attributable to shareholders of £603m/€736m (2013: £592m/€698m) was up +2% expressed in sterling and up +5% in euros, and up +9% at constant currencies.

Reported figures

	£			€
	Six months ended 30 June			Six months ended 30 June
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change
Reported figures
Operating profit	697	684	+2%	850	807	+5%
Profit before tax	606	626	-3%	739	739	0%
Net profit	454	509	-11%	554	601	-8%
Net margin	15.9%	16.8%		15.9%	16.8%

Reported operating profit, after amortisation of acquired intangible assets and acquisition related costs, was £697m/€850m (2013: £684m/€807m).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £140m/€171m (2013: £161m/€190m), due to certain assets becoming fully amortised and currency effects. Acquisition related costs were £14m/€17m (2013: £21m/€25m), including a charge for certain deferred consideration payments required to be expensed under IFRS.

Reported profit before tax was £606m/€739m (2013: £626m/€739m).

Reported net finance costs of £76m/€93m (2013: £102m/€120m) include a charge of £7m/€9m (2013: £10m/€11m) in respect of the defined benefit pension schemes. Net pre-tax disposal losses were £15m/€18m (2013: £44m/€52m gain), with an associated tax charge of £2m/€2m (2013: £47m/€55m).

The reported tax charge was £150m/€183m (2013: £114m/€135m). The H1 2013 charge included a deferred tax credit of £64m/€76m arising on the alignment of certain business assets with their global management structure.

The reported net profit attributable to the parent companies’ shareholders was £454m/€554m (2013: £509m/€601m). The decrease in reported net profit reflects the absence of the non-recurring deferred tax credit recognised in H1 2013 and currency effects. A reconciliation of reported and adjusted net profit is provided on page 26.

Reed Elsevier 2014 I Interim Results     11

Operating and financial review

Cash flows

	£		€
	Six months ended 30 June		Six months ended 30 June
	2014 £m	2013 £m	2014 €m	2013 €m
Adjusted operating cash flow conversion
Adjusted operating profit	860	870	1,049	1,027
Capital expenditure	(123)	(152)	(150)	(179)
Depreciation and amortisation of capitalised development costs	114	127	139	150
Working capital and other items	(89)	(106)	(108)	(126)

Adjusted operating cash flow	762	739	930	872

Operating cash flow conversion	89%	85%	89%	85%

Adjusted operating cash flow was £762m/€930m (2013: £739m/€872m), up +3% expressed in sterling, up +7% in euros and up +9% at constant currencies. Adjusted operating cash flow conversion was 89% (2013: 85%). For the full year cash flow conversion is expected to exceed 90%.

Capital expenditure was £123m/€150m (2013: £152m/€179m), including £96m/€117m (2013: £124m/€146m) in respect of capitalised development costs. This reflects investment in new products and related infrastructure, particularly in the Legal business. Depreciation and amortisation of capitalised development costs were £114m/€139m (2013: £127m/€150m). Capital expenditure was 4.3% of revenue (2013: 5.0%), slightly lower than H1 2013 due to phasing. Depreciation and amortisation were 4.0% of revenue (2013: 4.2%).

	£		€
	Six months ended 30 June		Six months ended 30 June
	2014 £m	2013 £m	2014 €m	2013 €m
Free cash flow
Adjusted operating cash flow	762	739	930	872
Cash interest paid	(49)	(86)	(59)	(101)
Cash tax paid	(133)	(170)	(162)	(201)
Acquisition integration/other*	(7)	(12)	(9)	(14)

Free cash flow before dividends	573	471	700	556
Dividends	(408)	(395)	(498)	(466)

Free cash flow after dividends	165	76	202	90

*	net of cash tax relief

Free cash flow before dividends was £573m/€700m (2013: £471m/€556m). Cash interest paid decreased to £49m/€59m (2013: £86m/€101m), reflecting lower financing costs and the timing of term debt interest payments. The reduction in cash taxes paid to £133m/€162m (2013: £170m/€201m) was largely due to payment timings.

Payments made in respect of acquisition related costs were £11m/€14m (2013: £16m/€19m). Tax recovered in respect of acquisition related and prior year exceptional restructuring costs amounted to £4m/€5m (2013: £8m/€10m).

Ordinary dividends paid to shareholders in the first half, being the prior year final dividends, amounted to £408m/€498m (2013: £395m/€466m). Free cash flow after dividends was £165m/€202m (2013: £76m/€90m).

Total consideration on acquisitions completed in the first half was £95m/€116m (2013: £109m/€129m). Cash spent on acquisitions was £111m/€135m (2013: £78m/€92m), including deferred consideration of £19m/€23m (2013: £4m/€5m) on past acquisitions. Spend on venture capital investments was £3m/€4m (2013: £7m/€8m).

Reed Elsevier 2014 I Interim Results     12

Operating and financial review

Total consideration from disposal transactions closed was £26m/€32m (2013: £280m/€330m). The net cash received from business disposals, after timing differences and separation and transaction costs, was £37m/€45m (2013: £226m/€266m). Net tax recovered in respect of disposals was £2m/€2m (2013: tax paid of £22m/€26m).

Share repurchases by the parent companies in the first half were £400m/€488m (2013: £300m/€354m). Proceeds from the exercise of share options were £29m/€35m (2013: £80m/€94m).

	£		€
	Six months ended 30 June		Six months ended 30 June
	2014 £m	2013 £m	2014 €m	2013 €m
Reconciliation of net debt
Net debt at 1 January	(3,072)	(3,127)	(3,686)	(3,846)

Free cash flow after dividends	165	76	202	90
Net cash disposals proceeds	37	226	45	266
Acquisition cash spend	(114)	(85)	(139)	(100)
Share repurchases	(400)	(300)	(488)	(354)
Other	24	51	28	60
Currency translation	82	(180)	(59)	(22)

Movement in net debt	(206)	(212)	(411)	(60)

Net debt at 30 June	(3,278)	(3,339)	(4,097)	(3,906)

Debt

Net borrowings at 30 June 2014 were £3,278m/€4,097m, an increase of £206m/€411m since 31 December 2013. The majority of our borrowings are denominated in US dollars and the strengthening of sterling against the dollar since the start of the year resulted in lower net borrowings in sterling when translated at period end rates. Excluding currency translation effects, net borrowings increased by £288m/€352m reflecting the first half weighting of dividend payments and share repurchases. Expressed in US dollars, net borrowings at 30 June 2014 were $5,606m (31 December 2013: $5,089m).

Gross borrowings after fair value adjustments at 30 June 2014 amounted to £3,465m/€4,331m (31 December 2013: £3,281m/€3,937m). The fair value of related derivative assets was £32m/€40m (31 December 2013: £77m/€93m). Cash balances were £155m/€194m (31 December 2013: £132m/€158m).

The effective interest rate on gross borrowings was 4.2% in the first half, down from 4.8% for the year ended 31 December 2013. As at 30 June 2014, after taking into account interest rate and currency derivatives, a total of 49% of Reed Elsevier’s gross borrowings were at fixed rates with a weighted average remaining life of 5.9 years.

Net pension obligations, ie pension obligations less pension assets, at 30 June 2014 were £467m/€584m (31 December 2013: £379m/€455m) including a net deficit of £302m/€378m (31 December 2013: £219m/€263m) in respect of funded schemes. The increased deficit reflects lower discount rates applied as at 30 June 2014.

The ratio of net debt to 12 months trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) as at 30 June 2014 was 2.3x (31 December 2013: 2.1x) on a pensions and lease adjusted basis. On an unadjusted basis net debt to EBITDA was 1.8x (31 December 2013: 1.6x).

Reed Elsevier 2014 I Interim Results     13

Operating and financial review

Liquidity

In May 2014, $480m of euro denominated floating rate term debt was issued with a maturity of three years. In June 2014, the first of two one year extension options was exercised on the $2.0bn committed bank facility, taking the maturity to July 2019. At 30 June 2014, this facility was undrawn.

Reed Elsevier has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing operational requirements.

PARENT COMPANIES

	Reed Elsevier PLC					Reed Elsevier NV
	Six months ended 30 June					Six months ended 30 June			Change at
	2014 pence		2013 pence		Change	2014 €	2013 €	Change	constant currencies
Adjusted earnings per share	27.8	p	26.5	p	+5%	€0.52	€0.48	+8%	+11%
Adjustments (post tax):
Amortisation of acquired intangible assets	(7.0)		(7.3)			(0.13)	(0.13)
Deferred tax credits from intangible assets	1.5		4.6			0.03	0.08
Other adjustments	(2.3)		(1.8)			(0.03)	(0.01)

Reported earnings per share	20.0	p	22.0	p	-9%	€0.39	€0.42	-7%	-2%

Ordinary dividend per share	7.00	p	6.65	p	+5%	€0.151	€0.132	+14%

Adjusted earnings per share were up +5% at 27.8p (2013: 26.5p) and up +8% at €0.52 (2013: €0.48) for Reed Elsevier PLC and Reed Elsevier NV respectively. At constant currencies, the adjusted earnings per share of both companies increased by +11%.

Reported earnings per share for Reed Elsevier PLC shareholders was 20.0p (2013: 22.0p) and for Reed Elsevier NV shareholders was €0.39 (2013: €0.42), with currency effects and the absence of the non-recurring deferred tax credits recognised in 2013 offsetting the improved trading performance.

The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

The equalised interim dividends declared by the respective boards are 7.00p per share for Reed Elsevier PLC and €0.151 per share for Reed Elsevier NV, up +5% and +14% respectively against the prior year interim dividends. The difference in growth rates reflects changes in the euro:sterling exchange rate since the 2013 interim dividend announcement date.

Dividend cover, based on adjusted earnings per share for the 12 months to 30 June 2014, and the aggregate 2013 final and 2014 interim dividends, is 2.2x (2013: 2.2x) for Reed Elsevier PLC and 2.0x (2013: 2.0x) for Reed Elsevier NV.

In the first half, 24.1m Reed Elsevier PLC shares and 14.0m Reed Elsevier NV shares were repurchased. As at 30 June 2014, shares in issue for Reed Elsevier PLC and Reed Elsevier NV respectively amounted to 1,138.2m and 699.4m.

Reed Elsevier 2014 I Interim Results     14

Operating and financial review

PRINCIPAL RISKS

The principal risks and uncertainties which could affect the combined business for the remainder of the financial year remain unchanged from those set out on pages 60 to 62 of the Reed Elsevier Annual Reports and Financial Statements 2013, and are summarised below:

•	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and government funding.

•

Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.

•

A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, could adversely affect our products and services.

•

Our scientific, technical & medical (STM) primary publications, like those of most of our competitors, are published largely on a paid subscription basis. There is debate in the government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors or authors’ funders and/or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.

•

Reed Elsevier’s businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.

•

Our businesses operate in highly competitive markets which continue to evolve in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•

We regularly make small acquisitions to strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition.

•

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption, or security breach.

•

Our businesses maintain databases and information online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss or litigation and increased regulation.

•

Our organisational and operational structures are dependent on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain high quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

Reed Elsevier 2014 I Interim Results     15

Operating and financial review

•

We operate a number of pension schemes around the world. Historically, the largest schemes have been of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with those defined benefit pension schemes are sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. Adverse changes to inter alia asset values, discount rates or inflation could increase future pension costs and funding requirements.

•

Our businesses operate globally and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities or interpreted differently, which could adversely affect our reported results.

•

The Reed Elsevier combined financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

•	Macro economic, political and market conditions may also adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.

•

As a world leading provider of professional information solutions to the scientific, technical & medical, risk solutions & business information, legal, and exhibitions markets we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.

•

Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

Reed Elsevier 2014 I Interim Results     16

Combined financial information

Condensed combined income statement

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
6,035	7,121	Revenue	2,847	3,025	3,473	3,570
(2,118)	(2,499)	Cost of sales	(977)	(1,051)	(1,192)	(1,241)

3,917	4,622	Gross profit	1,870	1,974	2,281	2,329
(1,005)	(1,186)	Selling and distribution costs	(471)	(494)	(575)	(583)
(1,565)	(1,847)	Administration and other expenses	(721)	(807)	(879)	(952)

1,347	1,589	Operating profit before joint ventures	678	673	827	794
29	35	Share of results of joint ventures	19	11	23	13

1,376	1,624	Operating profit	697	684	850	807

10	12	Finance income	3	9	4	11
(206)	(243)	Finance costs	(79)	(111)	(97)	(131)

(196)	(231)	Net finance costs	(76)	(102)	(93)	(120)

16	19	Disposals and other non operating items	(15)	44	(18)	52

1,196	1,412	Profit before tax	606	626	739	739
(352)	(416)	Current tax	(143)	(222)	(174)	(262)
271	320	Deferred tax	(7)	108	(9)	127

(81)	(96)	Tax expense	(150)	(114)	(183)	(135)

1,115	1,316	Net profit for the period	456	512	556	604

		Attributable to:
1,110	1,310	Parent companies’ shareholders	454	509	554	601
5	6	Non-controlling interests	2	3	2	3

1,115	1,316	Net profit for the period	456	512	556	604

Condensed combined statement of comprehensive income

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
1,115	1,316	Net profit for the period	456	512	556	604

		Items that will not be reclassified to profit or loss:
40	47	Actuarial (losses)/gains on defined benefit pension schemes	(108)	86	(132)	101
(24)	(28)	Tax on items that will not be reclassified to profit or loss	19	(33)	23	(39)

16	19	Total items that will not be reclassified to profit or loss	(89)	53	(109)	62

		Items that may be reclassified subsequently to profit or loss:
(88)	(171)	Exchange differences on translation of foreign operations	(96)	174	(12)	67
65	77	Fair value movements on cash flow hedges	10	(7)	12	(8)
(2)	(2)	Transfer to net profit from cash flow hedge reserve (net of tax)	(13)	(1)	(16)	(1)
(15)	(18)	Tax on items that may be reclassified to profit or loss	(1)	—	(1)	—

(40)	(114)	Total items that may be reclassified to profit or loss	(100)	166	(17)	58

(24)	(95)	Other comprehensive (loss)/income for the period	(189)	219	(126)	120

1,091	1,221	Total comprehensive income for the period	267	731	430	724

		Attributable to:
1,086	1,215	Parent companies’ shareholders	265	728	428	721
5	6	Non-controlling interests	2	3	2	3

1,091	1,221	Total comprehensive income for the period	267	731	430	724

Reed Elsevier 2014 I Interim Results     17

Combined financial information

Condensed combined statement of cash flows

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
		Cash flows from operating activities
1,943	2,293	Cash generated from operations	852	857	1,039	1,011
(200)	(236)	Interest paid	(56)	(91)	(68)	(107)
5	6	Interest received	7	5	9	6
(362)	(427)	Tax paid (net)	(127)	(184)	(155)	(217)

1,386	1,636	Net cash from operating activities	676	587	825	693

		Cash flows from investing activities
(221)	(261)	Acquisitions	(111)	(78)	(135)	(92)
(57)	(67)	Purchases of property, plant and equipment	(27)	(28)	(33)	(33)
(251)	(296)	Expenditure on internally developed intangible assets	(96)	(124)	(117)	(146)
(10)	(12)	Purchase of investments	(3)	(7)	(4)	(8)
6	7	Proceeds from disposals of property, plant and equipment	—	1	—	1
311	367	Gross proceeds from business disposals	38	268	46	316
(116)	(137)	Payments on business disposals	(1)	(42)	(1)	(50)
22	26	Dividends received from joint ventures	22	13	27	15

(316)	(373)	Net cash (used in)/from investing activities	(178)	3	(217)	3

		Cash flows from financing activities
(549)	(648)	Dividends paid to shareholders of the parent companies	(408)	(395)	(498)	(466)
(6)	(7)	Distributions to non-controlling interests	(3)	(1)	(4)	(1)
169	199	Increase in short term bank loans, overdrafts and commercial paper	317	191	387	226
184	217	Issuance of term debt	287	183	350	216
(915)	(1,080)	Repayment of term debt	(285)	(603)	(347)	(712)
(10)	(12)	Repayment of finance leases	(5)	(5)	(6)	(6)
(600)	(708)	Repurchase of ordinary shares	(400)	(300)	(488)	(354)
125	148	Proceeds on issue of ordinary shares	29	80	35	94

(1,602)	(1,891)	Net cash used in financing activities	(468)	(850)	(571)	(1,003)

(532)	(628)	Increase/(decrease) in cash and cash equivalents	30	(260)	37	(307)

		Movement in cash and cash equivalents
641	788	At start of period	132	641	158	788
(532)	(628)	Increase/(decrease) in cash and cash equivalents	30	(260)	37	(307)
23	(2)	Exchange translation differences	(7)	(7)	(1)	(43)

132	158	At end of period	155	374	194	438

Reed Elsevier 2014 I Interim Results     18

Combined financial information

Condensed combined statement of financial position

				£		€
As at 31 December			As at 30 June		As at 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
		Non-current assets
4,576	5,491	Goodwill	4,464	4,857	5,580	5,683
3,124	3,749	Intangible assets	2,945	3,406	3,681	3,985
125	150	Investments in joint ventures	115	103	144	120
92	110	Other investments	95	91	119	106
237	285	Property, plant and equipment	219	268	274	314
442	530	Deferred tax assets	441	133	551	156
64	77	Derivative financial instruments	65	52	81	61

8,660	10,392		8,344	8,910	10,430	10,425

		Current assets
142	171	Inventories and pre-publication costs	145	166	181	194
1,416	1,699	Trade and other receivables	1,128	1,171	1,410	1,370
124	149	Derivative financial instruments	46	89	58	104
132	158	Cash and cash equivalents	155	374	194	438

1,814	2,177		1,474	1,800	1,843	2,106

21	25	Assets held for sale	52	99	65	116

10,495	12,594	Total assets	9,870	10,809	12,338	12,647

		Current liabilities
2,595	3,114	Trade and other payables	2,212	2,319	2,765	2,713
4	5	Derivative financial instruments	12	13	15	15
648	778	Borrowings	701	1,020	876	1,193
588	705	Taxation	582	672	728	787
17	20	Provisions	17	33	21	39

3,852	4,622		3,524	4,057	4,405	4,747

		Non-current liabilities
13	16	Derivative financial instruments	5	21	6	25
2,633	3,159	Borrowings	2,764	2,770	3,455	3,241
1,076	1,291	Deferred tax liabilities	1,046	970	1,308	1,135
379	455	Net pension obligations	467	381	584	446
116	139	Provisions	105	132	131	154

4,217	5,060		4,387	4,274	5,484	5,001

3	4	Liabilities associated with assets held for sale	26	36	33	42

8,072	9,686	Total liabilities	7,937	8,367	9,922	9,790

2,423	2,908	Net assets	1,933	2,442	2,416	2,857

		Capital and reserves
224	269	Combined share capitals	225	225	281	263
2,887	3,464	Combined share premiums	2,852	2,889	3,565	3,380
(1,464)	(1,757)	Combined shares held in treasury	(1,802)	(1,183)	(2,253)	(1,384)
(137)	25	Translation reserve	(194)	96	(44)	300
880	867	Other combined reserves	821	376	828	252

2,390	2,868	Combined shareholders’ equity	1,902	2,403	2,377	2,811
33	40	Non-controlling interests	31	39	39	46

2,423	2,908	Total equity	1,933	2,442	2,416	2,857

Approved by the Boards of Reed Elsevier PLC and Reed Elsevier NV, 23 July 2014.

Reed Elsevier 2014 I Interim Results     19

Combined financial information

Condensed combined statement of changes in equity

								£
	Combined shareholders’ equity
	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Total £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2014	224	2,887	(1,464)	(137)	880	2,390	33	2,423
Total comprehensive income for the period	—	—	—	(96)	361	265	2	267
Dividends paid	—	—	—	—	(408)	(408)	(3)	(411)
Issue of ordinary shares, net of expenses	1	28	—	—	—	29	—	29
Repurchase of ordinary shares	—	—	(400)	—	—	(400)	—	(400)
Increase in share based remuneration reserve (net of tax)	—	—	—	—	26	26	—	26
Settlement of share awards	—	—	32	—	(32)	—	—	—
Acquisitions	—	—	—	—	—	—	1	1
Exchange differences on translation of capital and reserves	—	(63)	30	39	(6)	—	(2)	(2)

Balance at 30 June 2014	225	2,852	(1,802)	(194)	821	1,902	31	1,933

Balance at 1 January 2013	223	2,727	(899)	(23)	252	2,280	34	2,314
Total comprehensive income for the period	—	—	—	174	554	728	3	731
Dividends paid	—	—	—	—	(395)	(395)	(1)	(396)
Issue of ordinary shares, net of expenses	—	80	—	—	—	80	—	80
Repurchase of ordinary shares	—	—	(300)	—	—	(300)	—	(300)
Increase in share based remuneration reserve	—	—	—	—	10	10	—	10
Settlement of share awards	—	—	39	—	(39)	—	—	—
Exchange differences on translation of capital and reserves	2	82	(23)	(55)	(6)	—	3	3

Balance at 30 June 2013	225	2,889	(1,183)	96	376	2,403	39	2,442

Balance at 1 January 2013	223	2,727	(899)	(23)	252	2,280	34	2,314
Total comprehensive income for the year	—	—	—	(88)	1,174	1,086	5	1,091
Dividends paid	—	—	—	—	(549)	(549)	(6)	(555)
Issue of ordinary shares, net of expenses	1	124	—	—	—	125	—	125
Repurchase of ordinary shares	—	—	(600)	—	—	(600)	—	(600)
Increase in share based remuneration reserve (net of tax)	—	—	—	—	48	48	—	48
Settlement of share awards	—	—	40	—	(40)	—	—	—
Exchange differences on translation of capital and reserves	—	36	(5)	(26)	(5)	—	—	—

Balance at 31 December 2013	224	2,887	(1,464)	(137)	880	2,390	33	2,423

Reed Elsevier 2014 I Interim Results     20

Combined financial information

Condensed combined statement of changes in equity

								€
	Combined shareholders’ equity
	Combined share capitals €m	Combined share premiums €m	Combined shares held in treasury €m	Translation reserve €m	Other combined reserves €m	Total €m	Non- controlling interests €m	Total equity €m
Balance at 1 January 2014	269	3,464	(1,757)	25	867	2,868	40	2,908
Total comprehensive income for the period	—	—	—	(12)	440	428	2	430
Dividends paid	—	—	—	—	(498)	(498)	(4)	(502)
Issue of ordinary shares, net of expenses	1	34	—	—	—	35	—	35
Repurchase of ordinary shares	—	—	(488)	—	—	(488)	—	(488)
Increase in share based remuneration reserve (net of tax)	—	—	—	—	32	32	—	32
Settlement of share awards	—	—	39	—	(39)	—	—	—
Acquisitions	—	—	—	—	—	—	1	1
Exchange differences on translation of capital and reserves	11	67	(47)	(57)	26	—	—	—

Balance at 30 June 2014	281	3,565	(2,253)	(44)	828	2,377	39	2,416

Balance at 1 January 2013	274	3,354	(1,106)	161	121	2,804	42	2,846
Total comprehensive income for the period	—	—	—	67	654	721	3	724
Dividends paid	—	—	—	—	(466)	(466)	(1)	(467)
Issue of ordinary shares, net of expenses	—	94	—	—	—	94	—	94
Repurchase of ordinary shares	—	—	(354)	—	—	(354)	—	(354)
Increase in share based remuneration reserve	—	—	—	—	12	12	—	12
Settlement of share awards	—	—	46	—	(46)	—	—	—
Exchange differences on translation of capital and reserves	(11)	(68)	30	72	(23)	—	2	2

Balance at 30 June 2013	263	3,380	(1,384)	300	252	2,811	46	2,857

Balance at 1 January 2013	274	3,354	(1,106)	161	121	2,804	42	2,846
Total comprehensive income for the year	—	—	—	(171)	1,386	1,215	6	1,221
Dividends paid	—	—	—	—	(648)	(648)	(7)	(655)
Issue of ordinary shares, net of expenses	1	147	—	—	—	148	—	148
Repurchase of ordinary shares	—	—	(708)	—	—	(708)	—	(708)
Increase in share based remuneration reserve (net of tax)	—	—	—	—	57	57	—	57
Settlement of share awards	—	—	47	—	(47)	—	—	—
Exchange differences on translation of capital and reserves	(6)	(37)	10	35	(2)	—	(1)	(1)

Balance at 31 December 2013	269	3,464	(1,757)	25	867	2,868	40	2,908

Reed Elsevier 2014 I Interim Results     21

Notes to the combined financial information

1	Basis of preparation

The Reed Elsevier condensed combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).

The combined financial information for the six months ended 30 June 2014 and the comparative amounts to 30 June 2013 are unaudited but have been reviewed. The combined financial information for the year ended 31 December 2013 has been abridged from the combined financial statements included in the Reed Elsevier Annual Reports and Financial Statements 2013, which received an unqualified audit report.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the six months ended 30 June 2014.

The combined financial information has been prepared in accordance with IAS34 Interim Financial Reporting and the Reed Elsevier accounting policies. Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and issued by the International Accounting Standards Board, and are described on pages 102 to 107 of the Reed Elsevier Annual Reports and Financial Statements 2013. Accounting policies and valuation techniques applied relating to fair value measurement are described on pages 104 and 105 of the Reed Elsevier Annual Reports and Financial Statements 2013. Financial information is presented in both sterling and euros.

Standards, amendments and interpretations not yet effective

IFRS15 – Revenue from Contracts with Customers (effective for the 2017 financial year): the new standard, which will provide a single point of reference for revenue recognition replacing a range of different revenue accounting standards, interpretations and guidance in IFRS and US GAAP, was issued in May 2014. Reed Elsevier is in the process of assessing the impact of this new standard.

Reed Elsevier 2014 I Interim Results     22

Notes to the combined financial information

2	Business area analysis

Reed Elsevier is a world leading provider of professional information solutions organised as four business areas: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk Solutions & Business Information, providing data, analytics and insight that enable customers to evaluate and manage risk and develop market intelligence; Legal, providing legal, tax, regulatory news & business information to legal, corporate, government, accounting and academic markets; and Exhibitions, organising exhibitions and conferences.

Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Boards. During 2014, Risk Solutions and Business Information have been combined into one business area, having previously operated separately. Accordingly, they are now presented as a single operating segment. Comparative figures have been restated as if the businesses had operated on a combined basis in the prior periods.

Following a review of activities, assets and costs across the business, Reed Elsevier introduced a new method for the allocation of corporate and shared costs from 1 January 2014. Previously unallocated items and costs relating to shared activities and resources have been attributed to the business segments on the basis of usage and benefits derived. Comparative adjusted operating profit and operating profit figures have been restated as if these allocation methods had operated in the prior periods. This reflects the presentation of financial information provided to the Boards.

Adjusted operating profit is the key segmental profit measure used by Reed Elsevier in assessing performance. Adjusted operating figures are reconciled to reported figures in note 4.

Revenue

Year ended 31 December			£		€
			Six months ended 30 June		Six months ended 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
		Business segment
2,126	2,509	Scientific, Technical & Medical	971	1,008	1,184	1,190
1,480	1,746	Risk Solutions & Business Information	718	759	876	896
1,567	1,849	Legal	668	773	815	912
862	1,017	Exhibitions	490	485	598	572

6,035	7,121	Total	2,847	3,025	3,473	3,570

		Geographical origin
3,103	3,661	North America	1,419	1,557	1,731	1,837
985	1,162	United Kingdom	492	476	600	562
656	774	The Netherlands	328	329	400	388
698	824	Rest of Europe	334	344	408	406
593	700	Rest of world	274	319	334	377

6,035	7,121	Total	2,847	3,025	3,473	3,570

		Geographical market
3,082	3,637	North America	1,400	1,552	1,708	1,831
443	523	United Kingdom	209	210	255	248
166	196	The Netherlands	82	87	100	103
1,074	1,267	Rest of Europe	526	535	642	631
1,270	1,498	Rest of world	630	641	768	757

6,035	7,121	Total	2,847	3,025	3,473	3,570

Reed Elsevier 2014 I Interim Results     23

Notes to the combined financial information

2	Business area analysis (continued)

Adjusted operating profit

Year ended 31 December			£		€
			Six months ended 30 June		Six months ended 30 June
2013 Restated £m	2013 Restated €m		2014 £m	2013 Restated £m	2014 €m	2013 Restated €m
		Business segment
787	929	Scientific, Technical & Medical	348	353	425	417
507	598	Risk Solutions & Business Information	253	260	309	307
250	295	Legal	111	109	135	129
210	248	Exhibitions	152	150	185	177

1,754	2,070	Subtotal	864	872	1,054	1,030

(5)	(6)	Corporate costs	(4)	(2)	(5)	(3)

1,749	2,064	Total	860	870	1,049	1,027

Operating profit

Year ended 31 December			£		€
			Six months ended 30 June		Six months ended 30 June
2013 Restated £m	2013 Restated €m		2014 £m	2013 Restated £m	2014 €m	2013 Restated €m
		Business segment
713	841	Scientific, Technical & Medical	308	319	376	377
369	436	Risk Solutions & Business Information	190	190	232	224
141	166	Legal	73	51	89	60
158	187	Exhibitions	130	126	158	149

1,381	1,630	Subtotal	701	686	855	810

(5)	(6)	Corporate costs	(4)	(2)	(5)	(3)

1,376	1,624	Total	697	684	850	807

3	Combined statement of cash flows

Reconciliation of operating profit before joint ventures to cash generated from operations

Year ended 31 December			£		€
			Six months ended 30 June		Six months ended 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
1,347	1,589	Operating profit before joint ventures	678	673	827	794
317	374	Amortisation of acquired intangible assets	140	160	171	189
160	189	Amortisation of internally developed intangible assets	76	81	93	96
89	105	Depreciation of property, plant and equipment	38	46	46	54
31	37	Share based remuneration	16	13	19	15

597	705	Total non cash items	270	300	329	354

(1)	(1)	Increase in working capital	(96)	(116)	(117)	(137)

1,943	2,293	Cash generated from operations	852	857	1,039	1,011

Reed Elsevier 2014 I Interim Results     24

Notes to the combined financial information

3	Combined statement of cash flows (continued)

Reconciliation of net borrowings

Year ended						£
31 December					Six months ended 30 June
2013 £m		Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2014 £m	2013 £m
(3,127)	At start of period	132	(3,281)	77	(3,072)	(3,127)
(532)	Increase/(decrease) in cash and cash equivalents	30	—	—	30	(260)
572	(Increase)/decrease in borrowings	—	(313)	(1)	(314)	234

40	Changes in net borrowings resulting from cash flows	30	(313)	(1)	(284)	(26)

(12)	Inception of finance leases	—	(1)	—	(1)	(8)
(1)	Fair value and other adjustments to borrowings and related derivatives	—	41	(44)	(3)	2
28	Exchange translation differences	(7)	89	—	82	(180)

(3,072)	At end of period	155	(3,465)	32	(3,278)	(3,339)

Year ended						€
31 December					Six months ended 30 June
2013 €m		Cash & cash equivalents €m	Borrowings €m	Related derivative financial instruments €m	2014 €m	2013 €m
(3,846)	At start of period	158	(3,937)	93	(3,686)	(3,846)
(628)	Increase/(decrease) in cash and cash equivalents	37	—	—	37	(307)
676	(Increase)/decrease in borrowings	—	(383)	(1)	(384)	276

48	Changes in net borrowings resulting from cash flows	37	(383)	(1)	(347)	(31)

(14)	Inception of finance leases	—	(1)	—	(1)	(9)
(1)	Fair value and other adjustments to borrowings and related derivatives	—	50	(54)	(4)	2
127	Exchange translation differences	(1)	(60)	2	(59)	(22)

(3,686)	At end of period	194	(4,331)	40	(4,097)	(3,906)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, derivative financial instruments that are used to hedge the fair value of fixed rate borrowings and adjustments in respect of cash collateral received/paid.

Reed Elsevier 2014 I Interim Results     25

Notes to the combined financial information

3	Combined statement of cash flows (continued)

Borrowings by year of repayment

				£		€
As at 31 December			As at 30 June		As at 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
648	778	Within 1 year	701	1,020	876	1,193

179	215	Within 1 to 2 years	6	132	7	154
403	483	Within 2 to 3 years	703	69	879	81
341	409	Within 3 to 4 years	375	425	469	497
181	217	Within 4 to 5 years	424	327	530	383
1,529	1,835	After 5 years	1,256	1,817	1,570	2,126

2,633	3,159	After 1 year	2,764	2,770	3,455	3,241

3,281	3,937	Total	3,465	3,790	4,331	4,434

Short term bank loans, overdrafts and commercial paper were backed up at 30 June 2014 by a $2,000m (£1,169m/€1,461m) committed bank facility maturing in July 2019, which was undrawn.

The total fair value of gross borrowings is £3,826m/€4,783m (31 December 2013: £3,647m/€4,377m).

Reed Elsevier 2014 I Interim Results     26

Notes to the combined financial information

4	Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition related costs and the share of taxes in joint ventures. Acquisition related costs relate to acquisition integration, transaction related fees, and those elements of deferred and contingent consideration required to be expensed under IFRS. Adjusted profit before tax also excludes disposal related and other non operating items and the net financing charge or credit on defined benefit pension schemes. The adjusted tax charge excludes the tax effect of these adjusting items and movements on deferred tax assets and liabilities related to goodwill and acquired intangible assets. It includes the benefit of tax amortisation where available on goodwill and acquired intangible assets. Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to prior year exceptional restructuring programmes and acquisition related costs. Adjusted figures are derived as follows:

Year ended 31 December				£		€
			Six months ended 30 June		Six months ended 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
1,376	1,624	Operating profit	697	684	850	807
		Adjustments:
318	375	Amortisation of acquired intangible assets	140	161	171	190
43	51	Acquisition related costs	14	21	17	25
12	14	Reclassification of tax in joint ventures	9	4	11	5

1,749	2,064	Adjusted operating profit	860	870	1,049	1,027

1,196	1,412	Profit before tax	606	626	739	739
		Adjustments:
318	375	Amortisation of acquired intangible assets	140	161	171	190
19	22	Net financing charge on defined benefit pension schemes	7	10	9	11
43	51	Acquisition related costs	14	21	17	25
12	14	Reclassification of tax in joint ventures	9	4	11	5
(16)	(19)	Disposals and other non operating items	15	(44)	18	(52)

1,572	1,855	Adjusted profit before tax	791	778	965	918

(81)	(96)	Tax charge	(150)	(114)	(183)	(135)
		Adjustments:
7	9	Deferred tax movements on goodwill and acquired intangible assets	11	2	13	2
(6)	(7)	Tax on net financing charge on defined benefit pension schemes	(2)	(4)	(2)	(4)
(12)	(14)	Tax on acquisition related costs	(5)	(7)	(6)	(9)
(12)	(14)	Reclassification of tax in joint ventures	(9)	(4)	(11)	(5)
34	40	Tax on disposals and other non operating items	2	47	2	55
(300)	(354)	Other deferred tax credits from intangible assets*	(33)	(103)	(40)	(121)

(370)	(436)	Adjusted tax charge	(186)	(183)	(227)	(217)

1,110	1,310	Net profit attributable to parent companies’ shareholders	454	509	554	601
		Adjustments (post tax):
325	384	Amortisation of acquired intangible assets	151	163	184	192
13	15	Net financing charge on defined benefit pension schemes	5	6	7	7
31	37	Acquisition related costs	9	14	11	16
18	21	Disposals and other non operating items	17	3	20	3
(300)	(354)	Other deferred tax credits from intangible assets*	(33)	(103)	(40)	(121)

1,197	1,413	Adjusted net profit attributable to parent companies’ shareholders	603	592	736	698

*	movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation and in 2013 non-recurring deferred tax credits arising on the alignment of certain business assets with their global management structure.

Reed Elsevier 2014 I Interim Results     27

Notes to the combined financial information

4	Adjusted figures (continued)

Year ended			£		€
31 December			Six months ended 30 June		Six months ended 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
1,943	2,293	Cash generated from operations	852	857	1,039	1,011
22	26	Dividends received from joint ventures	22	13	27	15
(57)	(67)	Purchases of property, plant and equipment	(27)	(28)	(33)	(33)
6	7	Proceeds from disposals of property, plant and equipment	—	1	—	1
(251)	(296)	Expenditure on internally developed intangible assets	(96)	(124)	(117)	(146)
12	14	Payments in relation to exceptional restructuring costs	—	4	—	5
28	33	Payments in relation to acquisition related costs	11	16	14	19

1,703	2,010	Adjusted operating cash flow	762	739	930	872

5	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended			£		€
31 December			Six months ended 30 June		Six months ended 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
(466)	(573)	At start of period	(379)	(466)	(455)	(573)
(14)	(16)	Service cost (including settlement, past service and curtailment credits of £7m/€9m (2013: £17m/€20m))	(26)	(20)	(32)	(24)
(19)	(22)	Net financing charge on defined benefit pension schemes	(7)	(10)	(9)	(11)
40	47	Actuarial (losses)/gains	(108)	86	(132)	101
83	98	Contributions by employer	46	47	56	55
(3)	11	Exchange translation differences	7	(18)	(12)	6

(379)	(455)	At end of period	(467)	(381)	(584)	(446)

The net pension deficit comprises:

As at				£		€
31 December			As at 30 June		As at 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
3,981	4,777	Fair value of scheme assets	4,110	3,949	5,137	4,620
(4,200)	(5,040)	Defined benefit obligations of funded schemes	(4,412)	(4,166)	(5,515)	(4,874)

(219)	(263)	Net deficit of funded schemes	(302)	(217)	(378)	(254)
(160)	(192)	Defined benefit obligations of unfunded schemes	(165)	(164)	(206)	(192)

(379)	(455)	Net deficit	(467)	(381)	(584)	(446)

Reed Elsevier 2014 I Interim Results     28

Notes to the combined financial information

6	Provisions

The amount recognised in the statement of financial position in respect of provisions at the start and end of the period and the movements during the period were as follows:

Year ended			£		€
31 December			Six months ended 30 June		Six months ended 30 June
2013 £m	2013 €m		2014 £m	2013 £m	2014 €m	2013 €m
169	208	At start of period	133	169	159	208
—	—	Charged	—	—	—	—
(35)	(42)	Utilised	(8)	(14)	(10)	(17)
(1)	(7)	Exchange translation differences	(3)	10	3	2

133	159	At end of period	122	165	152	193

Provisions principally relate to leasehold properties, including sub-lease shortfalls.

7	Related party transactions

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier in the six months ended 30 June 2014.

8	Exchange translation rates

In preparing the combined financial information the following exchange rates have been applied:

Year ended 31 December 2013			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2014	30 June 2013	30 June 2014	30 June 2013
1.18	1.20	Euro to sterling	1.22	1.18	1.25	1.17
1.56	1.66	US dollars to sterling	1.67	1.54	1.71	1.52
1.32	1.38	US dollars to euro	1.37	1.31	1.37	1.30

Reed Elsevier 2014 I Interim Results     29

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated income statement

		£
Year ended 31 December		Six months ended 30 June
2013 £m		2014 £m	2013 £m
(2)	Administrative expenses	—	—
(15)	Effect of tax credit equalisation on distributed earnings	(11)	(10)
583	Share of results of joint ventures	236	269

566	Operating profit	225	259
10	Finance income	6	—

576	Profit before tax	231	259
(4)	Tax expense	(2)	—

572	Profit attributable to ordinary shareholders	229	259

Condensed consolidated statement of comprehensive income

		£
Year ended 31 December		Six months ended 30 June
2013 £m		2014 £m	2013 £m
572	Profit attributable to ordinary shareholders	229	259
(13)	Share of joint ventures’ other comprehensive (loss)/income for the period	(100)	116

559	Total comprehensive income for the period	129	375

Earnings per ordinary share

£
Year ended 31 December		Six months ended 30 June
2013 pence		2014 pence	2013 pence
48.8p	Basic earnings per share	20.0p	22.0p
48.2p	Diluted earnings per share	19.7p	21.7p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2014 I Interim Results     30

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated statement of cash flows

			£
Year ended 31 December		Six months ended 30 June
2013 £m		2014 £m	2013 £m
	Cash flows from operating activities
(2)	Cash used by operations	—	—
10	Interest received	7	—
(3)	Tax paid	(2)	(1)

5	Net cash from/(used in) operating activities	5	(1)

	Cash flows from investing activities
102	Dividends received from joint ventures	618	103

102	Net cash from investing activities	618	103

	Cash flows from financing activities
(278)	Equity dividends paid	(205)	(200)
(326)	Repurchase of ordinary shares	(221)	(164)
50	Proceeds on issue of ordinary shares	12	36
447	(Increase)/decrease in net funding balances due from joint ventures	(209)	226

(107)	Net cash used in financing activities	(623)	(102)

—	Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position

			£
As at 31 December		As at 30 June
2013 £m		2014 £m	2013 £m
	Non-current assets
1,266	Investments in joint ventures	1,008	1,271

1,266	Total assets	1,008	1,271

	Current liabilities
2	Taxation	2	—

2	Total liabilities	2	—

1,264	Net assets	1,006	1,271

	Capital and reserves
182	Called up share capital	183	181
1,257	Share premium account	1,268	1,244
(752)	Shares held in treasury (including in joint ventures)	(956)	(590)
4	Capital redemption reserve	4	4
40	Translation reserve	(10)	179
533	Other reserves	517	253

1,264	Total equity	1,006	1,271

Approved by the Board of directors, 23 July 2014.

Reed Elsevier 2014 I Interim Results     31

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated statement of changes in equity

							£
	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2014	182	1,257	(752)	4	40	533	1,264
Total comprehensive income for the period	—	—	—	—	(50)	179	129
Equity dividends paid	—	—	—	—	—	(205)	(205)
Issue of ordinary shares, net of expenses	1	11	—	—	—	—	12
Repurchase of ordinary shares	—	—	(221)	—	—	—	(221)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)	—	—	—	—	—	14	14
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	17	—	—	(17)	—
Equalisation adjustments	—	—	—	—	—	13	13

Balance at 30 June 2014	183	1,268	(956)	4	(10)	517	1,006

Balance at 1 January 2013	181	1,208	(447)	4	87	173	1,206
Total comprehensive income for the period	—	—	—	—	92	283	375
Equity dividends paid	—	—	—	—	—	(200)	(200)
Issue of ordinary shares, net of expenses	—	36	—	—	—	—	36
Repurchase of ordinary shares	—	—	(164)	—	—	—	(164)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	5	5
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	21	—	—	(21)	—
Equalisation adjustments	—	—	—	—	—	13	13

Balance at 30 June 2013	181	1,244	(590)	4	179	253	1,271

Balance at 1 January 2013	181	1,208	(447)	4	87	173	1,206
Total comprehensive income for the year	—	—	—	—	(47)	606	559
Equity dividends paid	—	—	—	—	—	(278)	(278)
Issue of ordinary shares, net of expenses	1	49	—	—	—	—	50
Repurchase of ordinary shares	—	—	(326)	—	—	—	(326)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)	—	—	—	—	—	25	25
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	21	—	—	(21)	—
Equalisation adjustments	—	—	—	—	—	28	28

Balance at 31 December 2013	182	1,257	(752)	4	40	533	1,264

Reed Elsevier 2014 I Interim Results     32

Reed Elsevier PLC

Consolidated financial information

Notes to the consolidated financial information

1	Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings.

Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.

The summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The interim figures for the six months ended 30 June 2014 and the comparative amounts to 30 June 2013 have been reviewed but are unaudited. The summary information for the year ended 31 December 2013 has been abridged from the Reed Elsevier PLC consolidated financial statements included in the Reed Elsevier Annual Reports and Financial Statements 2013, which have been filed with the UK Registrar of Companies and received an unqualified audit report.

The condensed consolidated financial information has been prepared in accordance with IAS34 Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier PLC. The Reed Elsevier PLC group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are described on page 164 of the Reed Elsevier Annual Reports and Financial Statements 2013.

The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2014.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

					£			£
Year ended 31 December				Six months ended 30 June		Six months ended 30 June
Profit attributable to ordinary shareholders	Basic earnings per share			Profit attributable to ordinary shareholders		Basic earnings per share
2013 £m	2013 pence			2014 £m	2013 £m	2014 pence		2013 pence
572	48.8	p	Reported figures	229	259	20.0	p	22.0	p
15	1.3	p	Effect of tax credit equalisation on distributed earnings	11	10	0.9	p	0.8	p

587	50.1	p	Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	240	269	20.9	p	22.8	p
46	3.9	p	Share of adjustments in joint ventures	79	44	6.9	p	3.7	p

633	54.0	p	Adjusted figures	319	313	27.8	p	26.5	p

Reed Elsevier 2014 I Interim Results     33

Reed Elsevier PLC

Consolidated financial information

3	Dividends

During the six months ended 30 June 2014, the 2013 final dividend of 17.95p per ordinary share was paid at a cost of £205m (2013: 2012 final dividend 17.0p per ordinary share; £200m). On 23 July 2014 an interim dividend of 7.00p per ordinary share (2013: 2013 interim dividend 6.65p per ordinary share) was declared by the directors of Reed Elsevier PLC. The 2014 interim dividend will be paid on the ordinary shares on 28 August 2014, with ex-dividend and record dates of 6 August 2014 and 8 August 2014 respectively. The cost of this dividend of £80m (2013 interim: £78m) will be recognised when paid.

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

4	Share capital and treasury shares

Year ended 31 December		Six months ended 30 June
2013				2014	2013
Shares in issue net of treasury shares (millions)		Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
	Number of ordinary shares
1,186.6	At start of period	1,267.0	(109.6)	1,157.4	1,186.6
9.4	Issue of ordinary shares	2.2	—	2.2	6.8
(41.9)	Repurchase of ordinary shares	—	(24.1)	(24.1)	(22.6)
3.3	Net release of shares by the employee benefit trust	—	2.7	2.7	3.2

1,157.4	At end of period	1,269.2	(131.0)	1,138.2	1,174.0

1,172.2	Weighted average number of equivalent ordinary shares during the period			1,147.8	1,179.9

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £3,342m at 30 June 2014 (31 December 2013: £3,063m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier PLC in the six months ended 30 June 2014.

Reed Elsevier 2014 I Interim Results     34

Reed Elsevier NV

Consolidated financial information

Condensed consolidated income statement

			€
Year ended 31 December		Six months ended 30 June
2013 € m		2014 €m	2013 €m
(2)	Administrative expenses	(1)	(1)
642	Share of results of joint ventures	269	299

640	Operating profit	268	298
19	Finance income	12	4

659	Profit before tax	280	302
(4)	Tax expense	(3)	(1)

655	Profit attributable to shareholders	277	301

Condensed consolidated statement of comprehensive income

			€
Year ended 31 December		Six months ended 30 June
2013 € m		2014 €m	2013 €m
655	Profit attributable to shareholders	277	301
(48)	Share of joint ventures’ other comprehensive (loss)/income for the period	(63)	60

607	Total comprehensive income for the period	214	361

Earnings per ordinary share

			€
Year ended 31 December		Six months ended 30 June
2013 €		2014 €	2013 €
€0.91	Basic earnings per share	€0.39	€0.42
€0.90	Diluted earnings per share	€0.39	€0.41

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2014 I Interim Results     35

Reed Elsevier NV

Consolidated financial information

Condensed consolidated statement of cash flows

			€
Year ended 31 December		Six months ended 30 June
2013 € m		2014 €m	2013 €m
	Cash flows from operating activities
(3)	Cash used by operations	(1)	(2)
19	Interest received	13	7
(1)	Tax paid	—	(1)

15	Net cash from operating activities	12	4

	Cash flows from investing activities
186	Dividends received from joint ventures	520	186

186	Net cash from investing activities	520	186

	Cash flows from financing activities
(321)	Equity dividends paid	(249)	(230)
(337)	Repurchase of shares	(218)	(161)
88	Proceeds on issue of ordinary shares	23	50
370	(Increase)/decrease in net funding balances due from joint ventures	(89)	151

(200)	Net cash used in financing activities	(533)	(190)

1	Movement in cash and cash equivalents	(1)	—

Condensed consolidated statement of financial position

			€
As at 31 December		As at 30 June
2013 € m		2014 €m	2013 €m
	Non-current assets
1,488	Investments in joint ventures	1,248	1,461
	Current assets
4	Amounts due from joint ventures	2	1
2	Cash and cash equivalents	1	1

6		3	2

1,494	Total assets	1,251	1,463

	Current liabilities
6	Payables	5	6
54	Taxation	57	51

60	Total liabilities	62	57

1,434	Net assets	1,189	1,406

	Capital and reserves
55	Share capital issued	55	54
2,276	Paid-in surplus	2,299	2,239
(881)	Shares held in treasury (including in joint ventures)	(1,082)	(704)
(131)	Translation reserve	(134)	(13)
115	Other reserves	51	(170)

1,434	Total equity	1,189	1,406

Approved by the Board of directors, 23 July 2014.

Reed Elsevier 2014 I Interim Results     36

Reed Elsevier NV

Consolidated financial information

Condensed consolidated statement of changes in equity

						€
	Share capital €m	Paid-in surplus €m	Shares held In treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at 1 January 2014	55	2,276	(881)	(131)	115	1,434
Total comprehensive income for the period	—	—	—	(6)	220	214
Equity dividends paid	—	—	—	—	(249)	(249)
Issue of ordinary shares, net of expenses	—	23	—	—	—	23
Repurchase of shares	—	—	(218)	—	—	(218)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)	—	—	—	—	16	16
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	20	—	(20)	—
Equalisation adjustments	—	—	—	—	(31)	(31)
Exchange translation differences	—	—	(3)	3	—	—

Balance at 30 June 2014	55	2,299	(1,082)	(134)	51	1,189

Balance at 1 January 2013	54	2,189	(571)	(42)	(228)	1,402
Total comprehensive income for the period	—	—	—	34	327	361
Equity dividends paid	—	—	—	—	(230)	(230)
Issue of ordinary shares, net of expenses	—	50	—	—	—	50
Repurchase of shares	—	—	(161)	—	—	(161)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	6	6
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	23	—	(23)	—
Equalisation adjustments	—	—	—	—	(22)	(22)
Exchange translation differences	—	—	5	(5)	—	—
Balance at 30 June 2013	54	2,239	(704)	(13)	(170)	1,406

Balance at 1 January 2013	54	2,189	(571)	(42)	(228)	1,402
Total comprehensive income for the year	—	—	—	(86)	693	607
Equity dividends paid	—	—	—	—	(321)	(321)
Issue of ordinary shares, net of expenses	1	87	—	—	—	88
Repurchase of shares	—	—	(337)	—	—	(337)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)	—	—	—	—	29	29
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	24	—	(24)	—
Equalisation adjustments	—	—	—	—	(34)	(34)
Exchange translation differences	—	—	3	(3)	—	—

Balance at 31 December 2013	55	2,276	(881)	(131)	115	1,434

Reed Elsevier 2014 I Interim Results     37

Reed Elsevier NV

Consolidated financial information

Notes to the consolidated financial information

1	Basis of preparation

The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings.

Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.

The interim figures for the six months ended 30 June 2014 and the comparative amounts to 30 June 2013 have been reviewed but are unaudited. The summary information for the year ended 31 December 2013 has been abridged from the Reed Elsevier NV consolidated financial statements included in the Reed Elsevier Annual Reports and Financial Statements 2013, which received an unqualified audit report.

The condensed consolidated financial information has been prepared in accordance with IAS34 Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier NV. The Reed Elsevier NV group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are described on page 184 of the Reed Elsevier Annual Reports and Financial Statements 2013.

The Board of Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2014.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

						€
Year ended 31 December			Six months ended 30 June
Profit attributable to ordinary shareholders	Basic earnings per share		Profit attributable to ordinary shareholders		Basic earnings per share
2013 € m	2013 €		2014 €m	2013 €m	2014 €	2013 €
655	€0.91	Reported figures	277	301	€0.39	€0.42
52	€0.08	Share of adjustments in joint ventures	91	48	€0.13	€0.06

707	€0.99	Adjusted figures	368	349	€0.52	€0.48

Reed Elsevier 2014 I Interim Results     38

Reed Elsevier NV

Consolidated financial information

3	Dividends

During the six months ended 30 June 2014, the 2013 final dividend of €0.374 per ordinary share was paid at a cost of €249m (2013: 2013 final dividend €0.337 per ordinary share; €230m). On 23 July 2014 an interim dividend of €0.151 per ordinary share (2013: 2013 interim dividend €0.132 per ordinary share) was declared by the directors of Reed Elsevier NV. The 2014 interim dividend will be paid on the ordinary shares on 28 August 2014, with ex-dividend and record dates of 6 August 2014 and 8 August 2014 respectively. The cost of this dividend of €100m (2013 interim: €91m) will be recognised when paid.

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

4	Share capital and treasury shares

Year ended 31 December		Six months ended 30 June
2013					2014	2013
Ordinary share equivalents net of treasury shares (millions)		Ordinary shares in issue (millions)	R shares in issue (millions)	Treasury shares (millions)	Ordinary share equivalents net of treasury shares (millions)	Ordinary share equivalents net of treasury shares (millions)
	Number of ordinary shares or equivalents
724.8	At start of period	734.1	43.0	(67.4)	709.7	724.8
8.1	Issue of ordinary shares	2.1	—	—	2.1	4.9
(25.2)	Repurchase of ordinary and R shares	—	—	(14.0)	(14.0)	(13.1)
2.0	Net release of shares by the employee benefit trust	—	—	1.6	1.6	1.9

709.7	At end of period	736.2	43.0	(79.8)	699.4	718.5

717.6	Weighted average number of equivalent ordinary shares during the period				704.6	721.2

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% indirect interest in the company’s share capital.

At 30 June 2014 treasury shares included 156,394 R shares (2013: 62,341), equivalent to 1,563,940 (2013: 623,410) Reed Elsevier NV ordinary shares.

At 30 June 2014, 4,146,785 R shares (2013: 4,240,838) were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €4,178m at 30 June 2014 (31 December 2013: €3,676m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier NV in the six months ended 30 June 2014.

Reed Elsevier 2014 I Interim Results     39

Additional information for

US investors

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 8 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed combined income statement

			$
Year ended 31 December		Six months ended 30 June
2013 US$m		2014 US$m	2013 US$m
9,415	Revenue	4,754	4,659
2,147	Operating profit	1,164	1,053
1,866	Profit before tax	1,012	964
1,732	Profit attributable to parent companies’ shareholders	758	784

2,728	Adjusted operating profit	1,436	1,340
2,452	Adjusted profit before tax	1,321	1,198
1,867	Adjusted profit attributable to parent companies’ shareholders	1,007	912

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$3.05	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.34	$1.36
$2.40	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.07	$1.10
	Adjusted earnings per American Depositary Share (ADS)
$3.37	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.86	$1.63
$2.61	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.42	£1.25

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted net profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.

Condensed combined statement of cash flows

			$

Year ended 31 December		Six months ended 30 June
2013 US$m		2014 US$m	2013 US$m
2,162	Net cash from operating activities	1,129	904
(493)	Net cash used in investing activities	(297)	5
(2,499)	Net cash used in financing activities	(782)	(1,309)

(830)	Increase/(decrease) in cash and cash equivalents	50	(400)

2,657	Adjusted operating cash flow	1,273	1,138

Reed Elsevier 2014 I Interim Results     40

Additional information for

US investors

Condensed combined statement of financial position

			$
As at 31 December		As at 30 June
2013		2014	2013
US$m		US$m	US$m
14,376	Non-current assets	14,268	13,543
3,011	Current assets	2,521	2,736
35	Assets held for sale	89	151

17,422	Total assets	16,878	16,430

6,395	Current liabilities	6,026	6,167
7,000	Non-current liabilities	7,503	6,496
5	Liabilities associated with assets held for sale	44	55

13,400	Total liabilities	13,573	12,718

4,022	Net assets	3,305	3,712

Reed Elsevier 2013 Interim Results     41

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed combined financial information and respective condensed consolidated parent company financial information, which have been prepared in accordance with IAS34 Interim Financial Reporting as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the combined businesses and respective parent company groups, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R and by section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

At the date of this statement, the directors of Reed Elsevier PLC and Reed Elsevier NV are those listed in the Reed Elsevier Annual Reports and Financial Statements 2013.

By order of the Board of Reed Elsevier PLC 23 July 2014	By order of the Board of Reed Elsevier NV 23 July 2014

A J Habgood Chairman	D J Palmer Chief Financial Officer	A J Habgood Chairman	D J Palmer Chief Financial Officer

Reed Elsevier 2013 Interim Results     42

Independent review report

to Reed Elsevier PLC and Reed Elsevier NV

Introduction

We have been engaged by the Boards of Reed Elsevier PLC and Reed Elsevier NV to review the combined financial information of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the Combined Businesses”) for the six months ended 30 June 2014 which comprises the condensed combined income statement, condensed combined statement of comprehensive income, condensed combined statement of cash flows, condensed combined statement of financial position, condensed combined statement of changes in equity and related notes 1 to 8.

We have also reviewed the financial information of Reed Elsevier PLC and Reed Elsevier NV for the six months ended 30 June 2014 which comprise, respectively, the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related notes 1 to 5.

We have read the other information contained in the Reed Elsevier 2014 Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the combined financial information or the consolidated financial information.

This report is made solely to Reed Elsevier PLC and Reed Elsevier NV in accordance with ISRE 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (UK and Ireland) and as issued by the IAASB (ISRE “2410”). Our work has been undertaken so that we might state to Reed Elsevier PLC and Reed Elsevier NV those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The Reed Elsevier Interim Results, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority and Dutch Law. The annual financial statements of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier’s combined financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The accompanying financial information has been prepared in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union.

Our responsibility

Our responsibility is to express to Reed Elsevier PLC and Reed Elsevier NV a conclusion on the accompanying financial information based on our reviews.

Scope of Reviews

We conducted our reviews in accordance with ISRE 2410. A review of accompanying financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority and Dutch Law.

Deloitte LLP	Deloitte Accountants BV
Chartered Accountants and Statutory Auditor	M van der Vegte
London	Amsterdam
United Kingdom	The Netherlands
23 July 2014	23 July 2014

Reed Elsevier 2013 Interim Results     43

Investor information

Financial calendar

2014
24 July	PLC	Interim results announcement for the six months to 30 June 2014
NV

6 August	PLC	Ex-dividend date – 2014 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary
	NV	shares and ADRs

8 August	PLC	Record date – 2014 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
	NV	and ADRs

28 August	PLC	Payment date – 2014 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
NV

4 September	PLC	Payment date – 2014 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
NV

23 October	PLC	Interim management statement issued in relation to the 2014 financial year
NV

2015
26 February	PLC	Results announcement for the year to 31 December 2014
NV

22 April	PLC	Interim management statement issued in relation to the 2015 financial year
NV

30 July	PLC	Interim results announcement for the six months to 30 June 2015
NV

Listings

Reed Elsevier PLC	Reed Elsevier NV

London Stock Exchange	NYSE Euronext Amsterdam
Ordinary shares (REL) – ISIN No. GB00B2B0DG97	Ordinary shares (REN) – ISIN No. NL0006144495

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RUK) – CUSIP No. 758205207	American Depositary Shares (ENL) – CUSIP No. 758204200
Each ADR represents four ordinary shares	Each ADR represents two ordinary shares

Reed Elsevier 2013 Interim Results     44

Investor Information

Contacts

Reed Elsevier PLC 1-3 Strand London WC2N 5JR United Kingdom Tel: +44 (0)20 7166 5500 Fax: +44 (0)20 7166 5799	Reed Elsevier NV Radarweg 29 1043 NX Amsterdam The Netherlands Tel: +31 (0)20 485 2222 Fax: +31 (0)20 485 2032

Auditors Deloitte LLP 2 New Street Square London EC4A 3BZ United Kingdom	Deloitte Accountants B.V. Orlyplein 50 1043 DP Amsterdam The Netherlands

Registrar

Equiniti Limited

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

United Kingdom

www.shareview.co.uk

Tel: 0871 384 2960 (calls cost 8p per minute plus additional network charges where applicable)

Tel: +44 121 415 7047 (non-UK callers)

Corporate broker ABN AMRO Bank N.V. Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands www.securitiesinfo.nl

Reed Elsevier PLC and Reed Elsevier NV ADR Depositary

BNY Mellon (ADRs)

PO Box 43006

Providence RI, 02940-3006

USA

www.adrbny.com

email: shrrelations@bnymellon.com

Tel: +1 888 269 2377

+1 201 680 6825 (outside the US)

For further investor information visit:

www.reedelsevier.com

This announcement is available on the Reed Elsevier website. Copies are available to the public from the registered offices of the respective Reed Elsevier companies shown above.